UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha AOI Pro.

(Name of Subject Company)

AOI Pro. Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

AOI Pro. Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

AOI Pro. Inc.

ATTN: Satoshi Yuzurihara

5-1, Osaki 1-chome, Shinagawa-ku, Tokyo 141-8580, Japan

Telephone: +81-3-3779-8000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.	Description
99.1

English translation of Notice Regarding Execution of a Basic Agreement Concerning the Management Integration of AOI Pro. Inc. and TYO Inc. by Establishment of a Joint Holding Company (Share Transfer), dated July 11, 2016[1]

99.2	English translation of Notice Regarding Execution of an Integration Agreement Between AOI Pro. Inc. and TYO Inc. and the Creation of a Share Transfer Plan, dated July 29, 2016[2]

99.3	English translation of Notice of Extraordinary General Meeting of Shareholders, dated September 9, 2016

[1]	Previously furnished as an exhibit to the Form CB filed with the Securities and Exchange Commission on July 12, 2016.
[2]	Previously furnished as an exhibit of Amendment No. 1 to the Form CB filed with the Securities and Exchange Commission on August 1, 2016.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translations of the documents filed as Exhibits 99.1, 99.2 and 99.3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2016. AOI Pro. Inc. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AOI PRO. INC.

By:	/s/ Satoshi Yuzurihara
Name: Satoshi Yuzurihara
Title: Representative Director Vice President and Executive Officer

Date: September 9, 2016